UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Weave Communications, Inc.

(Name of Issuer)

Common Stock, 0.00001 par value

(Title of Class of Securities)

94724R108

(CUSIP Number)

Maureen Offer

Crosslink Capital, Inc.
2180 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 94724R108

1.	Names of Reporting Persons. Crosslink Capital, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,877,201
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,877,201

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,877,201

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) IA, OO

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CUSIP No. 94724R108

1.	Names of Reporting Persons. Crosslink Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 711,862
9. Sole Dispositive Power 0
10. Shared Dispositive Power 711,862

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 711,862

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) IA, OO

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CUSIP No. 94724R108

1.	Names of Reporting Persons. Michael J. Stark

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,877,201
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,877,201

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,877,201

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) IN, HC

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CUSIP No. 94724R108

1.	Names of Reporting Persons. Crosslink Ventures VII Holdings, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,943,691
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,943,691

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,943,691

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 7.9%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 94724R108

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, 0.00001 par value (the “Stock”), of Weave Communications, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 1331 W Powell Way, Lehi, Utah 84043.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Crosslink Capital, Inc. (“Crosslink”), Crosslink Capital Management, LLC (“CCM”), Crosslink Ventures VII Holdings, L.L.C. (“Ventures GP”) and Michael J. Stark (collectively, the “Filers”).

The Filers are filing this report jointly, but not as a group. Crosslink and CCM are related entities and may constitute a group within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934. Each other Filer expressly disclaims membership in a group.

Each Filer also disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein.

(b)	The business address of the Filers is 2180 Sand Hill Road, Suite 200, Menlo Park, CA 94025

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
Crosslink and CCM are investment advisers to private investment funds (collectively, the “Funds”). Ventures GP is the general partner of certain of the Funds. Mr. Stark is the control person of Crosslink.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	For citizenship of the Filers, see Item 6 of each Filer’s cover page.

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CUSIP No. 94724R108
Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

the Funds	Working Capital	$57,857,107[1]

1 Includes funds used to purchase 7,253,644 shares of the Issuer’s convertible preferred stock that converted into 7,253,644 shares of the Stock immediately before the closing of the Issuer’s initial public offering on November 15, 2021.

Item 4.	Purpose of Transaction

The Filers are filing this Schedule 13D because David Silverman, an employee of Crosslink and one of the managers of CCM, is on the Issuer’s board of directors. The Filers acquired the Stock for investment purposes based on their belief that the Stock, when purchased, was undervalued and represented an attractive investment opportunity.  The Filers will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Stock and other securities, the Issuer’s operations, assets, prospects, financial position, and business development, Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the Filers may take such actions regarding their holdings of the Issuer’s securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional Stock in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the Stock that they now own or hereafter acquire. The Filers also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Stock or pledge their interests in the Stock to obtain liquidity. In addition, from time to time the Filers and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

The Filers have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Filers may recommend action to the Issuer’s management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, changes in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer on the date hereof is reflected on that Filer’s cover page. The percentages reported in this report are based on 62,906,403 shares of Common Stock outstanding after the Issuer’s initial public offering, as reported in the Issuer’s Prospectus dated November 10, 2021, and filed on November 12, 2021.

The Filers engaged in the following transactions in the Issuer’s Stock in the 60 days preceding the date of this Schedule 13D:

Name	Purchase or Sale	Date	Manner Effected	Number of Shares	Price Per Share

The Funds	Purchase	11/11/2021	Public Market	400,000	$24
The Funds	Purchase	10/25.2021	Private Transaction	13,572	$23.85
The Funds	Purchase	10/12/2021	Private Transaction	23,650	$23.85

In addition, certain of the Funds received 7,253,644 shares of the Stock on the conversion of 7,253,644 shares of the Issuer’s convertible preferred stock immediately before the closing of the Issuer’s initial public offering on November 15, 2021.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Crosslink and CCM are the investment advisers to their clients pursuant to investment management agreements or limited partnership agreements providing to Crosslink or CCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, Crosslink, CCM and their Affiliates, including Ventures GP, are entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, Crosslink and CCM are entitled to fees based on assets under management and realized and unrealized gains.

Third Amended and Restated Investor Rights Agreement

Certain of the Funds are parties to a third amended and restated investor rights agreement, dated October 18, 2019 (the “Rights Agreement”), that provides that certain holders of the Issuer’s convertible preferred stock have certain registration rights as set forth below. The registration of shares of the Issuer’s common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act of 1933, as amended (the “Securities Act”) when the applicable registration statement is declared effective.

The registration rights set forth in the Rights Agreement will expire on the tenth anniversary of November 10, 2021 or, with respect to any particular stockholder, when such stockholder owns less than 50% of the shares held by such stockholder immediately following the Issuer’s initial public offering and is able to sell all of its shares pursuant to Rule 144(b)(1)(i) of the Securities Act or holds 1% or less of the Issuer’s common stock and is able to sell all of its registrable securities, as defined in the Rights Agreement, without registration pursuant to Rule 144 of the Securities Act during any three-month period. The Issuer will pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees of one counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

After the completion of this offering, the holders of an aggregate of 40,269,211 shares of the Issuer’s common stock, including certain of the Funds, will be entitled to certain Form S-1 demand registration rights. At any time beginning 180 days after the date of this prospectus, the holders of at least 30% of these shares may request that the Issuer register all or a portion of their shares. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $15 million.

After the completion of this offering, the holders of up to approximately 40,269,211 shares of the Issuer’s common stock, including certain of the Funds, will be entitled to certain Form S-3 demand registration rights pursuant to the Rights Agreement. The holders of at least 20% of these shares then outstanding may make a written request that the Issuer register the offer and sale of their shares on a registration statement on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and selling commissions, of at least $3 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, the Issuer will not be required to effect a registration on Form S-3 during the period that is 60 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of a registration statement initiated by the Issuer. In addition, if the Issuer determines that it would be materially detrimental to the Issuer and its stockholders to effect such a demand registration, the Issuer has the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days. In addition, in an underwritten public offering, the underwriters have the right, subject to specified conditions, to limit the number of shares that these stockholders may include for registration.

After November 10, 2021, in the event that the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the holders of 40,269,211 shares of the Issuer’s common stock, including certain of the Funds, will be entitled to certain piggyback registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to (1) a registration relating solely to the sale of securities to participants in its stock option, stock purchase, or similar plan, (2) a registration relating to a transaction covered by Rule 145 under the Securities Act, (3) any registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities, or (4) a registration in which the only stock being registered is common stock upon conversion of debt securities also being registered, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Lock-Up Agreement

Certain of the Funds, together with the Issuer, its directors and executive officers, and the holders of substantially all of its common stock and securities exercisable for or convertible into shares of its common stock outstanding immediately prior to the closing of the Issuer’s initial public offering, entered into lock-up agreements with the Issuer’s underwriters (each, a “Lock-Up Agreement”) pursuant to which they have agreed that, until the 181st day after November 10, 2021, or termination of the restricted period, as described below, if earlier, subject to certain exceptions, they will not, without the prior written consent of Goldman Sachs & Co. LLC, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of the Issuer’s common stock, any options or warrants to purchase any shares of the Issuer’s common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of the Issuer’s common stock, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by such holder or someone other than such holder), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of the Issuer’s common stock or derivative instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of the Issuer’s common stock or other securities, in cash or otherwise, or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clauses (i) or (ii) above.

Notwithstanding the foregoing, (1) up to 25% of the shares of common stock (including shares underlying securities convertible into or exercisable or exchangeable for common stock) held by our current or former employees (but excluding directors and executive officers) as of November 30, 2021 (and for which all vesting conditions are satisfied as of November 30, 2021) may be sold beginning at the opening of trading on the second trading day after we announce earnings for the quarter ending September 30, 2021 and ending at the close of trading on December 15, 2021; (2) up to 50% of the shares of common stock (including shares underlying securities convertible into or exercisable or exchangeable for common stock) held by the Issuer’s stockholders, including certain of the Funds, as of November 30, 2021 (and for which all vesting conditions are satisfied as of November 30, 2021), plus any shares of common stock eligible for sale under clause (1) above that were not so sold, may be sold beginning at the opening of trading on the second trading day after the Applicable Final Testing Date, provided that the last reported closing price of the Issuer’s common stock on the New York Stock Exchange is at least 25% greater than the initial public offering price per share set forth on the cover of this prospectus (a) on at least 10 trading days in any 15 consecutive trading day period ending on or after the date that the Issuer publicly announces its earnings for the fiscal year ending December 31, 2021, or the earnings release date, but not later than the fifteenth trading day following the earnings release date (any such period during which such condition is first satisfied, is referred to as the “measurement period”) and (b) on the Applicable Final Testing Date, and (3) the restricted period will terminate on the earlier of (a) the commencement of the second trading day immediately after the Issuer announces earnings for the quarter ending March 31, 2022, and (b) 181 days after November 10, 2021. The “Applicable Final Testing Date” is (i) the first trading day after the measurement period, if the last day of the measurement period is the earnings release date, or (ii) the last day of the measurement period, if the last day of the measurement period is after the earnings release date.

Subject to certain additional limitations, including those relating to public filings required to be or voluntarily made in connection with a transfer, the restrictions contained in the Lock-Up Agreements do not apply to certain transactions enumerated in the Lock-Up Agreements, including transfers by the Funds of common stock or other securities acquired in open market transactions after the date of the Issuer’s initial public offering, transfers by a Fund to (i) its affiliated entities or (ii) as part of a distribution to its stockholders, partners, members, or other equity holders, transfers by operation of law, transfers pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction that is approved by the Issuer’s board of directors and made to all holders of the Issuer’s common stock, and which involves a change in control, and transfers to the Issuer in connection with the conversion or reclassification of the Issuer’s outstanding securities or common stock, as described in the Issuer’s prospectus.

Goldman Sachs & Co. LLC may, in their discretion, release any of the securities subject to Lock-Up Agreements at any time, subject to applicable notice requirements.

The foregoing summary of the Rights Agreement and the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the forms of such agreements. See Item 7.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit 99.2 Third Amended and Restated Investor Rights Agreement (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Issuer on October 18, 2021).

Exhibit 99.3 Lock-Up Agreement, dated November 6, 2021

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CUSIP No. 94724R108

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2021

Crosslink Capital, Inc. By: /s/ Maureen Offer, Chief Financial Officer	Crosslink Capital Management, LLC By: /s/ Maureen Offer, Chief Financial Officer
/s/ Michael J. Stark	Crosslink Ventures VII Holdings, L.L.C. By: /s/ Maureen Offer, Chief Financial Officer

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CUSIP No. 94724R108

EXHIBIT 99.1

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Crosslink Capital, Inc., a Delaware corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: November 19, 2021

Crosslink Capital, Inc. By: /s/ Maureen Offer, Chief Financial Officer	Crosslink Capital Management, LLC By: /s/ Maureen Offer, Chief Financial Officer
/s/ Michael J. Stark	Crosslink Ventures VII Holdings, L.L.C. By: /s/ Maureen Offer, Chief Financial Officer